

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2014

Via E-mail
Greg Imhoff
General Counsel
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, TX 75201

      Re: **InfraREIT, Inc.**
                Amendment No. 2 to
                Draft Registration Statement on Form S-11
                Submitted August 25, 2014
                CIK No. 0001506401

Dear Mr. Imhoff:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Distribution Policy, page 66

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, December 31, 2015, page 67

1.   We have reviewed your response to our prior comment 8. To the extent that there is a gap period between the date on which the financial statements end and the forecast begins, please clarify and disclose within your amended filing, whether there is anything in the gap period that is expected to differ materially than what is presented.

Assumptions and Considerations, page 69

2.   We have reviewed your additional disclosure in response to our prior comment 11.
        Within your amended filing please disclose management's assumptions related to the
        following:

    - costs the company will incur as a result of being a public company
    - gross electric plant and weighted average depreciation rate
    - weighted average interest rate
    - AFUDC debt rate and construction work in progress
    - Amortization rate for deferred financing costs and debt amortization costs
    - AFUDC equity rate and construction work in progress

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the
financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at
202-551-3758 or me at 202-551-3401 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Gowetski

                                                Jennifer Gowetski
                                                Special Counsel

cc: William D. Howell
        Baker Botts L.L.P.
        Via E-mail